UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

HOUSTON WIRE & CABLE COMPANY [HWCC]
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44244K109
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 548,579
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 548,579
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 548,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,057,974
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,057,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 44,582
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,651,135
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,651,135
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,651,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,651,135
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,651,135
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,651,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Houston Wire & Cable Company, (“HWCC” or “the Company”) previously filed by or on behalf of the Reporting Persons (as defined below) (the “Schedule 13D”), by supplementing such Items with the information below.
Item 2.  Identity and Background.

Item 2 is hereby amended and restated to read as follows:

This Schedule 13D is being filed by the following two limited partnerships (the “D3 Family Funds”), the following Bahamian corporation (the “Managed Account”), the following corporation, which is the sole general partner of the D3 Family Fund(s) and the sole investment manager of the Managed Account, as indicated below, and the following individual (collectively, the “Reporting Persons”), who is the President of the general partner.
(a) The Reporting Persons are:  The D3 Family Fund, L.P., a Washington limited partnership (the “Family Fund”); The D3 Family Bulldog Fund, L.P., a Washington limited partnership (the “Bulldog Fund”); Haredale Ltd., a Bahamian corporation, Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”) which is the sole general partner of those D3 Family Funds organized under the law of the State of Washington and the sole investment manager of the Managed Account; and David Nierenberg, a United States citizen, who is the President of NIMCO.
 (b)           The business address of each of the D3 Family Funds, NIMCO and Mr. Nierenberg is 19605 N.E. 8th Street, Camas, Washington 98607. The business address of the Managed Account is 3rd Floor, Montague Sterling Centre, East Bay Street, Nassau Bahamas.
(c) The D3 Family Funds are private investment partnerships, the principal business of which is investing in the equities of public micro-cap issuers.  The principal business of the Managed Account is to hold private investments. The principal business of NIMCO is to serve as the general partner of the D3 Family Fund(s). Mr. Nierenberg’s principal occupation is President of NIMCO.
(d, e)          During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
               (f)              The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.
Item 4.  Purpose of Transaction
Item 4 is hereby amended to add the following:

On Monday afternoon, March 11, 2019, David Nierenberg and Damon Benedict of the Reporting Persons, met with the board of directors of HWCC (the “Board”) at the Company’s headquarters in Houston, TX.  The purpose of the meeting was face to face discussion between HWCC’s Board and the Reporting Persons to discuss suggestions the Reporting Persons made in its December, 2018 13D filing. Among other topics, the parties discussed that HWCC should soon begin allocating some of the Company’s free cash flow to repurchasing shares and that the repurchase program be allocated an increasing portion of free cash flow over the next five years so that HWCC ultimately might repurchase as much as one third of all shares. A number of related matters were also discussed in the meeting.

To facilitate a free and well-informed discussion with the Board, on March 4, 2019 the Reporting Persons entered into a letter agreement (the “Letter Agreement”) with the Company.  Pursuant to the terms of the Letter Agreement, the Reporting Persons have agreed to keep confidential certain information received from the Company. The Letter Agreement also contains certain standstill provisions that apply to the Reporting Persons and certain of their affiliates and associates that expire upon the earliest of (i) the one year anniversary of the Letter Agreement, (ii) the three month anniversary of the most recent disclosure of Confidential Information (as defined in the Letter Agreement) and (iii) the occurrence or entry into a definitive agreement for, any sale, tender or exchange offer that would result in one person (including its Affiliates) beneficially owning more than 50% of the outstanding Common Stock of the Company.

The foregoing description of the Letter Agreement is qualified in its entirety by the Letter Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Item 5.  Interest in Securities of the Issuer
Item 5(a) is hereby amended and restated to read as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 16,523,439 Shares outstanding as of November 1, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 548,579 Shares, constituting approximately 3.3% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 1,057,9741 Shares, constituting approximately 6.4% of all of the outstanding Shares.
As of the close of business on the date hereof, the Managed Account individually beneficially owned 44,5822 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Managed Account discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,651,135 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Managed Account, constituting approximately 9.99% of all of the outstanding Shares.

1 The DIII Offshore Fund, L.P. (the “Offshore Fund”), which was previously included as a Reporting Person hereunder, was dissolved as of the end of 2018. In connection with its dissolution, as of January 2, 2019, 31,764 of the Shares previously held by the Offshore Fund were transferred to the Bulldog Fund.
2 In connection with the dissolution of the Offshore Fund, as of January 2, 2019, 44,582 of the Shares previously held by the Offshore Fund were transferred to an offshore holdings account and as of March 12, 2019, those Shares were transferred to the Managed Account.

By virtue of his relationship with NIMCO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,651,135 Shares beneficially owned by NIMCO, constituting approximately 9.99% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 1,651,135 Shares, constituting approximately 9.99% of the outstanding Shares.
Item 5(b) is hereby amended and restated to read as follows:
(b) The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 548,579 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,057,974 Shares held by the Bulldog Fund.
The Managed Account, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 44,582 Shares held by the Managed Account.
Item 5(c) is hereby amended and restated to read as follows:
(c)  Except as disclosed on Schedule A attached hereto, there were no transactions involving the Shares during the past 60 days

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of Schedule 13D is supplemented by incorporating the description of the Letter Agreement set forth in Item 4 above by reference herein.
Item 7.   Material to be Filed as Exhibits.
Ex. 99.1	Letter Agreement, by and among Houston Wire & Cable Company and Nierenberg Investment Management Company, Inc. dated as of March 4, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
March 13, 2019	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Haredale Ltd. By: Nierenberg Investment Management Company, Inc.
March 13, 2019	Its: Investment Manager By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
March 13, 2019	By: /s/ David Nierenberg David Nierenberg, President
March 13, 2019	/s/ David Nierenberg David Nierenberg

SCHEDULE A
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Transferred	Approx. price ($) per Share
Haredale Ltd.
3/12/2019	Common Stock	44,582	N/A